SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

RESTRICTED SHARE AWARD PLAN

OF

BRASKEM S.A.

approved by the Extraordinary General Meeting held on March 21, 2018

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RESTRICTED SHARE AWARD PLAN

This Restricted Share Award Plan is governed by the following provisions and the applicable laws.

1.        Definitions

1.1.   The capitalized terms below shall have the following meanings ascribed thereto:

“Agreed Retirement” means retirement of the Participant mutually agreed by the respective Participant and the Company or companies controlled by the Company.

“Acquisition Period” means the period established in the Award Agreement for the acquisition of the Owned Shares by the Participants on each Program.

“Award Agreements” means the private instruments of Restricted Share Awards entered into between the Company or companies controlled by the Company and the Participants, by which the Company or companies controlled by the Company shall grant Restricted Shares to the Participants.

“Award Date” means, unless expressly provided for otherwise in the Award Agreements, the date the Acquisition Period ends.

“B3” means B3 S.A. – Brasil, Bolsa, Balcão.

“Board of Directors” means the Company's Board of Directors.

“Company” means Braskem S.A., a joint-stock corporation, with its principal place of business at Rua Eteno, nº 1561, CEP 42810-000, in the City of Camaçari, State of Bahia, enrolled in the National Register of Legal Entities of the Ministry of Finance (CNPJ/MF) under No. 42.150.391/0001-70 and State Registration (NIRE) No. 29.300.006.939.

"Change of control" means a change in the shareholding of the Company, at any title, directly or indirectly, including, without limitation, by means of a transfer or acquisition of voting shares, subscriptions rights and/or securities convertible (or exchangeable) for voting shares, by means of agreements, such as usufruct or shareholder agreements, or, also, as a result of an amalgamation, spin-off, merger, merger of shares or any other type of corporate reorganization, in the Company or in its controller, in one or more private or public transactions, provided that, in any case, it results in the direct or indirect change of the shareholding of the Company, excluding situations of mere sharing of control or dispersion of control.

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“Eligible Persons” means the Members approved by the Board of Directors to take part in each Program.

“Excepted Participants” means the Participants under legal or regulatory impediment of acquiring the Owned Shares, as well as the Participants that have not received their PLR pursuant to the previous year before the execution of the Award Agreement.

“Firm Investment Intention Amount” has the meaning attributed to the term in Clause 5.4.1 of this Plan.

"Members" means all persons who are legally employed by the Company or the companies controlled by the Company, including officers and professionals of any kind.

“Owned Shares” means the shares issued by the Company, negotiated at B3 under the code BRKM5 and/or depositary receipts representing the BRKM5 shares issued by the Company, negotiated abroad (or any other types or classes of shares issued by the Company in which such BRKM5 shares are converted or substituted to, provided that they are identical to the Restricted Shares), acquired by the Participants, at their own expense, from the stock exchanges where such shares are traded, within the Acquisition Period.

“Participants” means the Eligible Persons that stated their desire to participate in this Plan and the respective Program by executing the respective Award Agreement, in favor of whom the Company or companies controlled by the Company shall grant the Restricted Shares.

“Plan” means this Restricted Share Award Plan.

“PLR” means the short-term incentive pursuant to the annual profit sharing program (participação nos lucros e resultados - PLR).

“Program(s)” means the Restricted Share award programs that may be created, approved and/or cancelled by the Board of Directors and by the governing bodies of the companies controlled by the Company, as applicable, which must observe the terms and conditions of this Plan.

“Reference Price of the Restricted Shares” means the quoted price of each Restricted Share, at the location of each Participant, on the second business day immediately before the relevant transfer of the Restricted Shares, or, if there is no negotiation of the Restricted Shares at the location of the Participant, means the quotation price of the relevant Restricted Shares in B3 on the second business day immediately before the relevant payment date, exchanged into the currency of the location of the Participant.

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“Restricted Shares” means the shares issued by the Company, negotiated at B3 under the code BRKM5 and/or depositary receipts representing the BRKM5 shares issued by the Company, negotiated abroad (or any other types or classes of shares issued by the Company in which such BRKM5 shares are converted or substituted to, provided that they have a liquidity rate equal to or greater than the BRKM5 shares and/or certificates of deposit of securities representing such shares traded abroad, as determined by the Board of Directors on the date of approval of each Program), as applicable, held in treasury and transferred to the Participants by the Company or by the companies controlled by the Company upon vesting, in accordance with the rules of this Plan, the Programs and the respective Award Agreements.

“Termination” means the end of the employment relationship between a Participant and the Company or the companies controlled by the Company, for any reason, including resignation, removal, substitution or expiry of the term of office without re-election to the position of manager, request for voluntary resignation or dismissal with or without cause by the Company, retirement, permanent disability or death.

“Waiting Period” means the period during which the Participant must remain employed by the Company or a company controlled by the Company and retain beneficial ownership of his or her Owned Shares to be eligible for the transfer of Restricted Shares by the Company or companies controlled by the Company pursuant to the terms and conditions established in this Plan, in the respective Program and in the Award Agreement. The Waiting Period shall be of three (3) years from the date of execution of the Award Agreement.

2.        Objectives of the Plan

2.1.   The objective of the Plan is to grant an opportunity to the Participants to receive Restricted Shares upon, among other conditions, the voluntary investment of personal funds in the acquisition and maintenance of Owned Shares from the date of its acquisition until the end of the Waiting Period at their own risk, in order to promote: (a) alignment between the interests of the Participants and that of the shareholders of the Company and of the companies controlled by the Company; and (b) incentive for the Participants to remain employed by the Company or by the companies controlled by the Company.

2.2.    In the condition of a mercantile agreement for investing of shares (contrato mercantil de investimento em ações), the acquisition of Owned Shares and the fulfillment of the conditions necessary for the Participants to receive Restricted Shares are voluntary acts and carry normal risks of loss of the investment made by the Participants in the Owned Shares. Accordingly, the Participant must consent to this condition in writing or through electronic means at the time of executing an Award Agreement.

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3.        Participants

3.1.   In each Program, the Eligible Persons may voluntarily opt to participate in the Program upon execution of the respective Award Agreements, thus becoming Participants.

4.        Management of the Plan

4.1.   The Plan and its Programs shall be managed by the Board of Directors.

4.2.   Subject to the general conditions of the Plan and the guidelines fixed by the Company’s General Meeting, the Board of Directors shall, to the extent fully permitted by law and the Company's Bylaws, have full powers to take all measures required and convenient for management of the Plan and its Programs, including:

(a)     to approve the Eligible Persons, and authorize the grant of Restricted Shares on their behalf on the terms and conditions set forth in an Award Agreement;

(b)     to authorize the disposal/granting of treasury shares to satisfy the delivery of the Restricted Shares under the Plan, the applicable Award Agreement, and applicable laws and regulations;

(c)      to approve objective criteria for the acquisition, by the Company or companies controlled by the Company, of the Restricted Shares to be delivered to the Participants;

(d)     to take other measures necessary for the management of this Plan and the Programs, including to direct the management of the Company with regards to the implementation of the Plan;

(e)     to propose any amendments to this Plan and, in case necessary, submit them for approval in an Extraordinary General Meeting; and

(f)      to create Programs and define the number of Restricted Shares offered under each Program, provided the percentage set forth in Clause 6.1 below is observed.

4.3.   The resolutions of the Board of Directors are binding upon the Company and the companies controlled by the Company in relation to the matters connected to the Plan and its Programs.

5.        Restricted Share Awards

5.1.   The Company's Board of Directors and the governing bodies of the companies controlled by the Company, when applicable, may annually approve the grant of Restricted Shares within the scope of each Program, and shall determine the Eligible Persons on whose behalf the Restricted Shares may be granted under this Plan and the respective Program.

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5.2.   The Eligible Persons may participate in and be entitled to grants of Restricted Shares of one or more Programs simultaneously, based on the criteria defined in each Program.

5.3.   The grant of the Restricted Shares will be made upon and subject to the execution of Award Agreements between the Company or the companies controlled by the Company and the Participants, which shall specify, without prejudice to other conditions determined by the Board of Directors and the governing bodies of the controlled companies, when applicable, the number of Restricted Shares subject to the award, as well as the terms and conditions of the vesting of rights related to the Restricted Shares.

5.3.1. The Company may transfer treasury shares to companies controlled by the Company, exclusively for the purpose of complying with the Plan, in compliance with the pertinent legislation and regulations.

5.4.   The granting of Restricted Shares will be subject to the voluntary acquisition by the Participants of Owned Shares, as provided in Clauses 5.4.1 to 5.4.3 below, and also considering Clause 8.5 below

5.4.1. The Eligible Persons may voluntarily invest with their own financial resources the minimum of 10% and maximum of 20% of the gross amount of their PLR in the acquisition of Owned Shares and must formalize, in case they opt to participate in the Plan, by means of the Award Agreement, their firm investment intention amount (“Firm Investment Intention Amount”) to purchase Owned Shares, observing such limits.

5.4.2.          Once the Participant has expressed its desire to participate in a Program and once the respective Award Agreement has been signed, the Participants must prove investment made in compliance with the terms and conditions of item 5.4.1 above agreed upon in the Award Agreement the full and lawful beneficial ownership of the Owned Shares acquired during the Acquisition Period, by delivering to the Company a statement from the custodian agent confirming ownership of the Owned Shares, observed item 5.4.3 below.

5.4.2.1. The Acquisition Period to be determine in the Award Agreement may be suspended in cases in which there is a legal or regulatory impediment to an acquisition of the Owned Shares by the Participant.

5.4.3. The Company may, for the purposes of managing this Plan, retain a brokerage firm, which shall be used by the Participants to acquire the Owned Shares and keep them under their uninterrupted ownership from the date of its acquisition until the end of the Waiting Period. If no brokerage firm has been engaged by the Company at a Participant’s location, said Participant shall prove the full and lawful beneficial uninterrupted ownership of the Owned Shares from the date of its acquisition until the end of the Waiting Period, by delivering the documents requested by the Company or by the companies controlled by the Company.

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5.4.4. The goal of the Plan is to award for each one (1) Owned Share two (2) Restricted Shares. However, the Board of Directors may define, in an exceptional and justified manner, for each Program, a different number of Restricted Shares to be delivered for each Owned Share pursuant to the terms and conditions of the applicable Award Agreement, in compliance with the minimum of one (1) Restricted Share and the maximum of three (3) Restricted Shares for each one (1) Owned Share, based on an analysis by the Board of Directors in its sole discretion of the following indexes: (a) the Company’s performance during the fiscal year immediately preceding the execution of the Award Agreements; (b) the challenge level expected for the Company on the 3 fiscal years following the approval of the Program; and (c) the value of the Restricted Shares traded at B3 on the date of approval of each Program.

5.4.4.1. In the cases of the Excepted Participants, the number of Restricted Shares to be granted to such Excepted Participants shall be calculated by multiplying (i) the multiple determined in 5.4.4 above; by (ii) the Firm Investment Amount of said Participant divided by the average price paid to purchase Owned Shares of the remaining Participants, excluding the Excepted Participants of the respective Program.

5.5.   The transfer of the Restricted Shares to the Participants shall only take place upon the satisfaction of the conditions and terms set forth in this Plan, in the Programs and in the Award Agreements, such that the execution of an Award Agreement and the grant of Restricted Shares thereunder itself does not ensure the Participants any rights to the Restricted Shares nor does it represent the guarantee of their receipt.

5.6.   Until the Restricted Shares are effectively transferred to the Participants, under the terms of this Plan, respective Programs and Award Agreements, the Participants shall have no shareholder rights or privileges in relation to such Restricted Shares, specially, right to vote or receive dividends or interest on capital in relation to the Restricted Shares.

5.7.   The Award Agreements shall be individually executed by each Participant, provided that the terms and conditions defined in this Plan and in the respective Program are complied with.

6.        Shares Subject to the Plan

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6.1.   The Participants may receive, within the scope of this Plan, shares and/or depositary receipts representing shares issued by the Company negotiated abroad, representing at most one and a half percent (1.5%) of the entire share capital of the Company on the date hereof, which may be adjusted under Clause 10.2 of this Plan, observed the applicable legal and regulatory provisions.

6.2.   With the purpose of consummating the grant of Restricted Shares under this Plan, the Company or the companies controlled by the Company shall, subject to applicable laws and regulations, transfer the Restricted Shares by means of a private transaction pursuant to the terms and conditions of the applicable Award Agreement.

6.3.   The Restricted Shares acquired under this Plan shall maintain all rights pertaining to their class, except for any provision otherwise set forth by the Board of Directors.

6.4.    The Participants shall undertake, in the Award Agreements, to comply with the applicable legislation and the Company’s other policies when trading their Owned Shares and Restricted Shares.

7.        Vesting of Rights Related to the Restricted Shares

7.1.   Without prejudice to other conditions set forth in the Programs and respective Award Agreements, the rights of the Participants pertaining to the Restricted Shares, especially the right to own such shares, shall only be fully vested if the Participants, (i) continuously remain Members of the Company or companies controlled by the Company for the entire Waiting Period and, cumulatively, (ii) maintain uninterrupted ownership of the Owned Shares from the date of their acquisition until the end of the Waiting Period.

7.2.   The number of Restricted Shares to which the Participants shall be entitled after the Waiting Period shall be reduced in the amount equal to the amount of applicable taxes and similar withholding obligations due by the Participant that have to be withheld pursuant to applicable legislation.

7.3.   Once the conditions set forth in Clauses 7.1 above and in the applicable Award Agreement are fulfilled, and provided that the requirements set forth in law and regulations are observed, the Company or companies controlled by the Company shall transfer, through a private transaction, to the Participants’ names within sixty (60) days, the number of Restricted Shares to which the Participants are entitled, provided that the provisions of Clauses 5.4.4.1 and 7.2 above are observed. Except for taxes and similar withholding obligations that will be withheld, as determined by Clause 7.2 above, the Company and/or the companies controlled by the Company, as the case may be, shall bear any costs incurred to transfer such Restricted Shares to the Participants. In the event it is not possible to deliver said Restricted Shares to the Participants, the Company and/or the companies controlled by the Company, when applicable, may pay to the Participants, with immediately available funds, in the currency of their respective locations of practice of the Participant, the amount equal to the granted Restricted Shares considering the Reference Price of the Restricted Shares, net of any applicable taxes and similar withholding obligations.

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7.4.   In addition to the determinations of the Clause 8 below, the right to receive the Restricted Shares under this Plan, the respective Program and the applicable Award Agreement shall automatically terminate with no right to indemnification, ceasing all effects, if the Company is wound up, liquidated or is adjudicated bankrupt.

8.        Events of Termination from the Company and its Effects

8.1.   In the event of Termination of a Participant (i) upon dismissal for cause or removal from office due to a violation of the duties and responsibilities of a manager, (ii) upon request from the Participant (including redundancy/voluntary solicitation or resignation) or (iii) any event of retirement that is not an Agreed Retirement, the Participant shall lose any and all rights connected to the Restricted Shares hereunder, under any Program and Award Agreement, which shall be automatically terminated on the Termination date, regardless of prior notice or notification and with no right of indemnification to the Participants, except for the Restricted Shares already acquired by the actual Termination date, on the terms of Clause 7.1 above, even if they have not yet actually been transferred to the Participant.

8.2.    In the event of Termination of a Participant for (i) dismissal by the Company and/or by the companies controlled by the Company without cause, (ii) removal from the manager position without violation of their duties and responsibilities, or (iii) transfer of the Participant to occupy a position in a company in the same group as the Company, which is not a participant in the Plan, the Participant shall be entitled to receive (a) the Restricted Shares whose acquisition rights have already vested in the Participants under Clause 7.1 above, even if the Restricted Shares were not effectively transferred to the Participant, and (b) a pro rata number of the Restricted Shares whose acquisition rights have not vested in the Participants, pursuant to Clause 7.1 above, considering, for said pro rata calculation, the number of complete months in which said Participant worked for the Company or a company controlled thereby relative to the number of months in the Waiting Period, with the remaining Restricted Shares being automatically terminated on the Termination date, by operation of law, regardless of prior notice or warning, and with no right whatsoever of indemnification to the Participants. The delivery of the Restricted Shares to the Participant shall be made on the date originally set forth, considering the compliance with the Waiting Period, and except as otherwise set forth in an Award Agreement, it is hereby agreed that the Company may, exceptionally and at its exclusive discretion, deliver said Restricted Shares early, at any time.

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8.3.    In the event of Termination of a Participant by reason of Agreed Retirement, the Participant shall be entitled to receive (a) the Restricted Shares whose acquisition rights have already vested in the Participant under Clause 7.1 above, even if the Restricted Shares have not been actually transferred to the Participant; and (b) the entirety of the Restricted Shares whose acquisition rights have not fully vested in the Participant as of the Termination date, under Clause 7.1 above. The delivery of the Restricted Shares to the Participant shall be made on the date originally set forth, considering the compliance with the Waiting Period, and except as otherwise set forth in an Award Agreement, it is hereby agreed that the Company may, exceptionally and at its exclusive discretion, deliver said Restricted Shares early, at any time.

8.4.   In case of Termination of a Participant due to (i) death or (ii) permanent disability, the legal heirs or successors (for the event described in (i)), or the legal representative (for the event described in (ii)), shall be entitled to receive, within sixty (60) days from such event: (a) the Restricted Shares whose acquisition rights have already vested in the Participant pursuant to Clause 7.1 above, even if the Restricted Shares have not been effectively transferred to the Participant; and (b) all Restricted Shares that have not yet vested in the Participant on the terms of Clause 7.1 above, so that said rights shall be automatically brought forward (that is, the vesting of such Restricted Shares shall be accelerated), except as otherwise set forth in an Award Agreement.

8.5.   Subject to provisions of Clauses 8.1 to 8.4, in case the Excepted Participants have not bought the Owned Shares by the date of the Termination, pursuant to Clause 5.4.2 above, the amount of Restricted Shares to be granted to such Excepted Participants shall be calculate in accordance to Clause 5.4.4.1.

8.6.   Notwithstanding the provisions of Clauses 8.1 to 8.5 above, the Board of Directors and/or the governing bodies of the companies controlled by the Company may, at its sole discretion, set forth different rules any time the social interests shall be better served by such measure or as necessary in order to comply with applicable laws or taxes.

8.7.    In the event of (i) Change of Control in the Company, (ii) holding of a public offer of closing of the Company’s capital (i.e., a “going private” transaction), or (iii) corporate restructuring that results in a significant decrease of the liquidity of the Restricted Shares, in comparison with the average price and volume traded over the six (6) months prior to the corporate restructuring, the Participants shall be entitled to receive within sixty (60) days from the occurrence of the event set forth in this clause: (a) all Restricted Shares whose rights have vested in the Participants pursuant to Clause 7.1 above, even if the Restricted Shares have not been effectively transferred by the Company or companies controlled by the Company; and (b) all Restricted Shares whose rights have not yet vested in the Participants, pursuant to Clause 7.1 above, so that said rights shall be automatically brought forward (that is, the vesting of such Restricted Shares shall be accelerated).

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9.        Effective Term of the Plan

9.1.   The Plan shall become effective on the date of its approval by the Shareholders General Meeting and shall remain in force until the delivery of the Restricted Shares granted pursuant to Award Agreements executed in the fifth (5th) year of the Plan.

10.      Miscellaneous

10.1. The grant of Restricted Shares under this Plan shall not prevent the Company from cancelling its registration as a publicly-held company or the Company and/or the companies controlled by the Company from conducting corporate restructuring operations, such as transformation, merger, consolidation, spin-off or takeover of shares, provided that the Programs already in place are observed, and the Board of Directors and/or the governing bodies of the Company's controlled companies, when applicable, shall assess the need to propose adjustments to the Plan, the applicable Programs and the Award Agreements to the Shareholders General Meeting, so that the relationship between the parties remains balanced without any material windfall or detriment to the Participants.

10.2. In the event of change to the number, nature or class of shares of the Company as a result of bonus, splitting, reverse split, or conversion of shares into other nature or class, or conversion of other securities issued by the Company into shares, the Company's Board of Directors shall assess the need to make adjustments to the Plan, the applicable Programs and the Award Agreements so that the relationship between the parties remains balanced without any material windfall or detriment to the Participants.

10.3. This Plan and the related Award Agreements (i) do not create any rights other than those expressly set forth therein, (ii) do not grant any stability or employment guarantee or permanence in the employment condition of the Member, (iii) do not affect the right of the Company or the companies controlled by the Company to terminate at any time the employment contract, if any, or the term of office or relationship with the Participant, and (iv) do not ensure the reelection right or reinstatement in office in the Company or in other companies under the control of the Company,

10.4. Each Participant interested in adhering to this Plan shall expressly do so by executing, in writing or by electronic means, the Award Agreement.

10.5. Any relevant legal amendment to the rules of the joint-stock companies, to the publicly-held companies, to the labor laws and/or the tax effects of a restricted share award plan in any of the jurisdictions where it will be implemented may lead to full revision of this Plan, the applicable Programs and the Award Agreements, to ensure compliance with applicable laws.

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10.6. This Plan shall be governed by and construed under the Laws of the Federative Republic of Brazil, and any claims or disputes arising from or connected to it shall be settled by the Courts of the jurisdiction determined by the Award Agreement.

10.7. The events not provided for herein shall be decided by the Board of Directors, and the Shareholders General Meeting shall be consulted to that effect, if deemed convenient.

10.8. In case any calculation related to the Plan results in a fraction of a share, the result will be rounded up.

10.9. If any provision of the Plan or the application of any provision hereof to any person or circumstance is held to be invalid or unenforceable, the remainder of the Plan and the application of such provision to any other person or circumstance shall not be affected, and the provisions so held to be unenforceable shall be reformed to the extent (and only to the extent) necessary to make it enforceable and valid.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 21, 2018
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.